Exhibit 21.1

Subsidiaries of the Registrant

Subsidiaries	Jurisdiction of Incorporation
Waton Securities International Limited	Hong Kong
Waton Technology International Limited	Hong Kong
Waton Sponsor Limited	British Virgin Islands
Descart Limited	Delaware
Waton Investment Global SPC	Cayman Islands
Infast Asset Management Co., Limited	Hong Kong
Love & Health Limited	Cayman Islands